

April 24, 2007

Mr. Francis B. Barron
Senior Vice President – General Counsel; and Secretary
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202

       Re: **Bill Barrett Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2005
                 Filed March 3, 2006
                 File No. 001-32367

Dear Mr. Barron,

       The staff has reviewed the above-referenced documents and the supplemental responses submitted in response to the staff's comment letters dated September 15 and October 24, 2006 and February 7 and February 16, 2007 and we have no further comments on them.

       Direct any questions regarding this to James Murphy at (202) 551-3703.

                             Sincerely,

                             Karl Hiller
                             Branch Chief